SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No.10)1

Patriot Coal Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

70336T 10 4
(CUSIP Number)

John A. Tisdale, Esq. General Counsel ArcLight Capital Holdings, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117 Telephone: (617) 531−6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 13d-1(f) or
240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filling on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 1 of 32 Pages

1		NAME OF REPORTING PERSON ArcLight Energy Partners Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,165,049
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 6,165,049
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,165,049
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 2 of 32 Pages

1		NAME OF REPORTING PERSON ArcLight Energy Partners Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,936,778
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,936,778
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,936,778
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 3 of 32 Pages

1		NAME OF REPORTING PERSON ArcLight PEF GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,165,049*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 6,165,049
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,165,049
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14		TYPE OF REPORTING PERSON (See Instructions) CO
*  Solely in its capacity as the general partner of ArcLight Energy Partners Fund I, L.P.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 4 of 32 Pages

1		NAME OF REPORTING PERSON ArcLight PEF GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)\	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,936,778*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 4,936,778
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,936,778
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14		TYPE OF REPORTING PERSON (See Instructions) CO
*  Solely in its capacity as the general partner of ArcLight Energy Partners Fund II, L.P.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 5 of 32 Pages

1		NAME OF REPORTING PERSON ArcLight Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,101,827*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 11,101,827
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,101,827
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14		TYPE OF REPORTING PERSON (See Instructions) CO
*  Solely in its capacity as the manager of ArcLight PEF GP, LLC, the general partner of ArcLight Energy Partners Fund I, L.P. and ArcLight PEF GP II, LLC, the general partner of ArcLight Energy Partners Fund II, L.P.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 6 of 32 Pages

1		NAME OF REPORTING PERSON Daniel R. Revers*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,101,827*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 11,101,827
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,101,827
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14		TYPE OF REPORTING PERSON (See Instructions) IN
*  Solely in his capacity as the manager of ArcLight Capital Holdings, LLC, the manager of ArcLight PEF GP, LLC  which is the general partner of ArcLight Energy Partners Fund I, L.P. and ArcLight PEF GP II, LLC, the general partner of ArcLight Energy Partners Fund II, L.P.  Mr. Revers disclaims beneficial ownership of the shares of Common Stock held by the ArcLight Funds, except to the extent of his pecuniary interest in such funds.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 7 of 32 Pages

1		NAME OF REPORTING PERSON Robb E. Turner*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,101,827*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 11,101,827
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,101,827
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14		TYPE OF REPORTING PERSON (See Instructions) IN
*  Solely in his capacity as the manager of ArcLight Capital Holdings, LLC, the manager of ArcLight PEF GP, LLC  which is the general partner of ArcLight Energy Partners Fund I, L.P. and ArcLight Energy Partners Fund II, L.P.  Mr. Turner disclaims beneficial ownership of the shares of Common Stock held by the ArcLight Funds, except to the extent of his pecuniary interest in such funds.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 8 of 32 Pages

1		NAME OF REPORTING PERSON John F. Erhard*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) IN
*  Solely in his capacity as a principal of ArcLight Capital Holdings, LLC, the manager of ArcLight PEF GP, LLC  which is the general partner of ArcLight Energy Partners Fund I, L.P. and ArcLight Energy Partners Fund II, L.P.  Mr. Erhard disclaims beneficial ownership of the shares of Common Stock held by the ArcLight Funds, except to the extent of his pecuniary interest in such funds.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 9 of 32 Pages

1		NAME OF REPORTING PERSON 2006 Co-Investment Portfolio, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 370,268
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 370,268
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 370,268
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 10 of 32 Pages

1		NAME OF REPORTING PERSON StepStone Capital Partners II Onshore, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 187,773
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 187,773
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 187,773
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 11 of 32 Pages

1		NAME OF REPORTING PERSON StepStone Capital Partners II Cayman Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 235,274
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 235,274
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235,274
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 12 of 32 Pages

1		NAME OF REPORTING PERSON StepStone Co-Investment Funds GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 793,315
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 793,315
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 793,315
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14		TYPE OF REPORTING PERSON (See Instructions) PN; OO (Investment Manager)

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 13 of 32 Pages

1		NAME OF REPORTING PERSON StepStone Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 793,315
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 793,315
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 793,315
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14		TYPE OF REPORTING PERSON (See Instructions) PN; IA

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 14 of 32 Pages

1		NAME OF REPORTING PERSON Citigroup Capital Partners II Employee Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 15 of 32 Pages

1		NAME OF REPORTING PERSON Citigroup Private Equity LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 16 of 32 Pages

1		NAME OF REPORTING PERSON Citigroup Alternative Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,778
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 14,778
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,778
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14		TYPE OF REPORTING PERSON (See Instructions) IA

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 17 of 32 Pages

1		NAME OF REPORTING PERSON Citigroup Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,778
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 14,778
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,778
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14		TYPE OF REPORTING PERSON (See Instructions) HC

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 18 of 32 Pages

1		NAME OF REPORTING PERSON Citigroup Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 110,850*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 110,850*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,850*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON (See Instructions) HC
*  Includes shares held by the other Citigroup Entities.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 19 of 32 Pages

1		NAME OF REPORTING PERSON Howard Hughes Medical Institute
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 10 relates to shares of Common Stock of Patriot Coal Corporation (the "Issuer").  This Amendment is being jointly filed pursuant to a joint filing agreement attached as Exhibit 99.6 to the Schedule 13D filed on August 1, 2008 (File No. 005-83427), as amended on August 18, 2008, January 21, 2009, February 11, 2010, March 8, 2010, March 12, 2010, March 18, 2010, June 17, 2010, October 6, 2010 and December 21, 2010 (the "Schedule 13D"), by the following persons (collectively, the "Reporting Persons"), to amend and supplement the Items set forth below: ArcLight Energy Partners Fund I, L.P. ("ArcLight Fund I"), ArcLight Energy Partners Fund II, L.P. ("ArcLight Fund II", and together with ArcLight Fund I, the "ArcLight Funds"), ArcLight PEF GP, LLC ("ArcLight PEF GP"), ArcLight PEF GP II, LLC ("ArcLight PEF GP II"), ArcLight Capital Holdings, LLC ("ArcLight Capital Holdings", and together with the ArcLight Funds, ArcLight PEF GP and ArcLight PEF GP II the "ArcLight Entities"), Daniel R. Revers ("Mr. Revers"), Robb E. Turner ("Mr. Turner"), John F. Erhard ("Mr. Erhard"), 2006 Co-Investment Portfolio, L.P. ("StepStone Investment"), StepStone Capital Partners II Onshore, L.P. ("StepStone Onshore"), StepStone Capital Partners II Cayman Holdings, L.P. ("StepStone Cayman", and together with StepStone Investment and StepStone Onshore, the "StepStone Funds"), StepStone Co-Investment Funds GP, LLC ("StepStone Co-Investment"), StepStone Group LLC (together with the StepStone Funds and StepStone Co-Investment, the "StepStone Entities"), Citigroup Capital Partners II Employee Master Fund, L.P. ("Citigroup Employee Master Fund"), Citigroup Private Equity LP ("Citigroup PE"), Citigroup Alternative Investments LLC ("CAI"), Citigroup Investments Inc. ("CII") and Citigroup Inc. ("Citigroup" and together with Citigroup Employee Master Fund, CAI and CII, the "Citigroup Entities") and Howard Hughes Medical Institute ("HHMI").  Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Reporting Persons' Schedule 13D, as amended.

Item 4.  Purpose of Transaction

Item 4 to the Schedule 13D is hereby amended to add the following under “Voting Agreement”:

Effective December 22, 2010, Messrs. Turner and Erhard resigned from the Issuer’s board of directors.

Item 4 is hereby amended and supplemented by adding the following:

As of December 29, 2010, HHMI was no longer the beneficial owner of any shares of the Issuer’s Common Stock. Consequently, HHMI no longer may be deemed to be a member of a "group" under Section 13(d) of the Act by virtue of the Voting Agreement.

As of January 7, 2011, Citigroup Employee Master Fund and Citigroup PE were no longer the beneficial owners of any shares of the Issuer’s Common Stock.  Consequently, the Citigroup Entities no longer may be deemed to be members of a "group" under Section 13(d) of the Act by virtue of the Voting Agreement.

Item 5.  Interest in Securities of the Issuer

Item 5(a) and (b) of the Schedule 13D is hereby amended and supplemented as follows:

•
StepStone Co-Investment, as general partner of each of the StepStone Funds, and StepStone Group LLC, as general partner of StepStone Co-Investment and as investment advisor to each of the StepStone Funds, may be deemed to beneficially own the Common Stock held by each StepStone Fund.

•
2006 Co-Investment Portfolio, L.P. has the shared power to vote, direct the voting of, dispose of and direct the disposition of 370,268 shares of Common Stock, representing approximately 0.4% of the outstanding Common Stock.

•
StepStone Onshore has the shared power to vote, direct the voting of, dispose of and direct the disposition of 187,773 shares of Common Stock, representing approximately 0.2% of the outstanding Common Stock.

•
StepStone Cayman has the shared power to vote, direct the voting of, dispose of and direct the disposition of 235,274 shares of Common Stock, representing approximately 0.3% of the outstanding Common Stock.

•
StepStone Co-Investment and StepStone Group LLC each have the shared power to vote, direct the voting of, dispose of and direct the disposition of 793,315 shares of Common Stock, representing approximately 0.9% of the outstanding Common Stock.

•	As of December 29, 2010, HHMI was no longer the beneficial owner of any shares of the Issuer’s Common Stock.

•	As of January 7, 2011, Citigroup Employee Master Fund and Citigroup PE were no longer the beneficial owners of any shares of the Issuer’s Common Stock.

•
CAI and CII each have the shared power to vote, direct the voting of, dispose of and direct the disposition of 14,778 shares of Common Stock, representing approximately 0.02% of the outstanding Common Stock.

•	Citigroup has the shared power to vote, direct the voting of, dispose of and direct the disposition of 110,850 shares of Common Stock, representing approximately 0.1% of the outstanding Common Stock.

Item 5(c) is hereby amended and supplemented by adding the following:

Except as previously reported, Annex D attached hereto sets forth a summary of the transactions in the Common Stock effected by certain Reporting Persons within the past 60 days.

Item 5(e) is hereby amended and supplemented by adding the following:

As of December 29, 2010, HHMI was no longer the beneficial owner of any shares of the Issuer’s Common Stock. Consequently, HHMI may no longer be deemed to be a beneficial owner of more than five percent of the Issuer’s Common Stock as a result of being deemed to be a member of a "group" under Section 13(d) of the Act by virtue of the Voting Agreement..

As of January 7, 2011, Citigroup Employee Master Fund and Citigroup PE were no longer the beneficial owners of any shares of the Issuer’s Common Stock.  Consequently, the Citigroup Entities may no longer be deemed to be beneficial owners of more than five percent of the Issuer’s Common Stock as a result of being deemed to be members of a "group" under Section 13(d) of the Act by virtue of the Voting Agreement.

*     *     *     *

Each of the undersigned is responsible for the accuracy and completeness of the information in this Amendment No. 10 to Schedule 13D concerning himself or itself, and is not responsible for the accuracy or completeness of the information in this Schedule 13D concerning any other signatories.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 10, 2011

ARCLIGHT ENERGY PARTNERS FUND I, L.P.
By: ArcLight PEF GP, LLC, its General Partner
By: ArcLight Capital Holdings, LLC, its Manager

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: Manager

ARCLIGHT ENERGY PARTNERS FUND II, L.P.
By: ArcLight PEF GP II, LLC, its General Partner
By: ArcLight Capital Holdings, LLC, its Manager

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: Manager

ARCLIGHT PEF GP, LLC
By: ArcLight Capital Holdings, LLC, its Manager

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: Manager

ARCLIGHT PEF GP II, LLC
By: ArcLight Capital Holdings, LLC, its Manager

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: Manager

ARCLIGHT CAPITAL HOLDINGS, LLC

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: Manager

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 10, 2011

/s/ Daniel R. Revers
Daniel R. Revers

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 10, 2011

/s/ Robb E. Turner
Robb E. Turner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 10, 2011

/s/ John F. Erhard
John F. Erhard

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 10, 2011

2006 CO-INVESTMENT PORTFOLIO, L.P.
By: StepStone Co-Investment Funds GP, LLC, its general partner

By:	/s/ Jason Ment
Name: Jason Ment
Title: General Counsel

STEPSTONE CAPITAL PARTNERS II ONSHORE, L.P.
By: StepStone Co-Investment Funds GP, LLC, its general partner

By:	/s/ Jason Ment
Name: Jason Ment
Title: General Counsel

STEPSTONE CAPITAL PARTNERS II CAYMAN HOLDINGS, L.P.
By: StepStone Co-Investment Funds GP, LLC, its general partner

By:	/s/ Jason Ment
Name: Jason Ment
Title: General Counsel

STEPSTONE CO-INVESTMENT FUNDS GP, LLC

By:	/s/ Jason Ment
Name: Jason Ment
Title: General Counsel

STEPSTONE GROUP LLC

By:	/s/ Jason Ment
Name: Jason Ment
Title: General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 10, 2011

CITIGROUP CAPITAL PARTNERS II EMPLOYEE MASTER FUND, L.P.
By: Citigroup Private Equity LP, its general partner

By:	/s/ Matt Coeny
Name: Matt Coeny
Title: Authorized Signatory

CITIGROUP PRIVATE EQUITY, LP

By:	/s/ Matt Coeny
Name: Matt Coeny
Title: Authorized Signatory

1639653.05-New York Server 7A - MSW

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 10, 2011

CITIGROUP ALTERNATIVE INVESTMENTS LLC

By:	/s/ Craig Barrack
Name: Craig Barrack
Title: Secretary

CITIGROUP INVESTMENTS INC.

By:	/s/ Craig Barrack
Name: Craig Barrack
Title: Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 10, 2011

CITIGROUP INC.

By:	/s/ Ali L. Karshan
Name: Ali L. Karshan
Title: Assistant Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 10, 2011

HOWARD HUGHES MEDICAL INSTITUTE

By:	/s/ Craig A. Alexander
Name: Craig A. Alexander
Title: Vice President and General Counsel

Annex D

Transactions by HHMI

Set forth below is a list of transactions in shares of the Issuer's Common Stock which, to the best of the knowledge of HHMI, have been effected in the past 60 days in the ordinary course of business through open market transactions, including (i) the total amount of shares that were the subject of transactions effected on each day and (ii) the price per share at which the transactions were effected:

Trade Date	Purchase or Sale	Quantity	Price
12/22/2010	Sale	20,000	$18.5570
12/23/2010	Sale	25,000	$18.3398
12/27/2010	Sale	85,000	$18.3301
12/28/2010	Sale	40,000	$18.5778
12/29/2010	Sale	55,000	$18.4669

Transactions by the StepStone Entities

Set forth below is a list of transactions in shares of the Issuer's Common Stock which, to the best of the knowledge of the StepStone Entities, have been effected in the 60 days prior to January 7, 2011 in the ordinary course of business through open market transactions, including (i) the total amount of shares that were the subject of transactions effected on each day and (ii) the price per share at which the transactions were effected:

Trade Date	Purchase or Sale	Quantity	Price
01/05/2011	Sale	260,000	$21.0435

Transactions by the Citigroup Entities

Set forth below is a list of transactions in shares of the Issuer's Common Stock which, to the best of the knowledge of the Citigroup Entities, have been effected in the 60 days prior to January 7, 2011 in the ordinary course of business through open market transactions, including (i) the total amount of shares that were the subject of transactions effected on each day and (ii) the price per share at which the transactions were effected:

Trade Date	Purchase or Sale	Quantity	Price
01/05/2011	Purchase	400	$21.45
01/06/2011	Sale	100,000	$22.54
01/06/2011	Sale	100,000	$22.44
01/06/2011	Sale	100,000	$22.41
01/06/2011	Sale	52,225	$22.38
01/07/2011	Sale	100,000	$22.75
01/07/2011	Sale	100,000	$22.48